PROSPECTUS SUPPLEMENT	EXHIBIT 1
(To Prospectus dated August 15, 2007)	REGISTRATION NO. 333-63924

300,000,000 Depositary Receipts
CP HOLDRSSM Deposit Facility

This prospectus supplement supplements information contained in the prospectus dated August 15, 2007, relating to the sale of up to 300,000,000 depositary receipts by the CP HOLDRSSM Deposit Facility.

The name, ticker symbol, share amounts and primary trading market of each company represented by a round-lot of 100 CP HOLDRS is as follows:

Name of Company	Ticker	Share Amounts	Primary Trading Market
EnCana Corporation	ECA	136.8	NYSE
Fording Canadian Coal Trust	FDG	49.8	NYSE
Canadian Pacific Railway Company	CP	50	NYSE

The share amounts listed in the table above reflect all previous stock splits, dividends and business combination transactions.

The date of this prospectus supplement is June 30, 2008.